Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TARONIS FUELS, INC.

Taronis Fuels, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Taronis Fuels, Inc.

2. This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on April 9, 2019 as amended to date (as amended, the “Certificate of Incorporation”).

3. Article FOURTH of the Certificate of Incorporation is hereby amended by adding the following to the end of the first paragraph of Article FOURTH:

“Effective at 5:00 p.m. Eastern Time on December 28, 2020 (the “Effective Time”), each seventy-five (75) shares of the Corporation’s Common Stock, par value $0.000001 per share (“Common Stock”), issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall automatically be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional interests as described below. Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. Stockholders of record who otherwise would be entitled to receive fractional shares in connection with such combination will instead be entitled to receive, in lieu of such fractional shares, an amount in cash equal to the product of (i) the market value of the Corporation’s Common Stock as listed on the OTCQB as of the close of trading on December 28, 2020, multiplied by (ii) the number of shares of Common Stock held by the stockholder immediately prior to the Effective Time that would otherwise have been exchanged for such fractional shares. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional interests as described above.”

4. The foregoing amendment was duly adopted in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware.

5. Thereafter, pursuant to a resolution of the Board of Directors of the Corporation, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted by the stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

6. This Certificate of Amendment, and the amendment effected hereby, shall become effective at 5pm Eastern Time on December 28, 2020.

IN WITNESS WHEREOF, Taronis Fuels, Inc. has caused this Certificate of Amendment to be executed as of December 23, 2020.

TARONIS FUELS, INC.

By:	/s/ Scott Mahoney
Name:	Scott Mahoney
Title:	Chief Executive Officer and Interim Chief Financial Officer